UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

60C Medinat Hayehudim

Herzliya, 4676670

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PainReform Ltd

Explanatory Note

The following exhibits are attached:

99.1 Unaudited Condensed Financial Statements as of June 30, 2020

99.2 Operating and Financial Review and Prospects as of June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAINREFORM LTD.

Date: September 30, 2020	By:	/s/ Eli Hazum
Eli Hazum
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2020

99.2	Operating and Financial Review and Prospects as of June 30, 2020

3